UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F                                       ☒                                                                                  Form 40-F                                       ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

International Game Technology PLC Announces Tender Offer

On June 18, 2018, International Game Technology PLC (the “Company”) announced a tender offer (the “Offer”) for its outstanding:

(i)                                     €700,000,000 4.125% Senior Secured Notes due 2020 represented by the Regulation S global note (ISIN: XS1204431867); and

(ii)                                  €500,000,000 4.750% Senior Secured Notes due 2020 (ISIN XS0860855930),

on the terms and subject to the conditions and offer and distribution restrictions set out in the offer to purchase. For the avoidance of doubt, with respect to the 4.125% Senior Secured Notes listed above, the Offer is only being made for such 4.125% Senior Secured Notes which are represented by the Regulation S global note (ISIN: XS1204431867).

The tender offer consideration for each €1,000 principal amount of the 4.125% Senior Secured Notes listed above will be €1,050. The tender offer consideration for each €1,000 principal amount of the 4.750% Senior Secured Notes listed above will be €1,070.

The Company also announced that it intends to launch a new offering of euro notes (the “New Notes Offering”). The purpose of the Offer and the New Notes Offering is to extend the weighted average maturity of the Company’s debt.

A copy of the news release relating to these matters is furnished herewith as follows:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Tender Offer,” dated June 18, 2018

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Tender Offer,” dated June 18, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2018	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary